Exhibit 99.1

HudBay Minerals Inc.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the “Meeting’) of HudBay Minerals Inc. (the “Corporation”) held on May 22, 2015 in Toronto, Ontario.  Each of the matters is described in greater detail in the Corporation’s Notice of Annual and Special Meeting and Management Information Circular (the “Circular”) that was mailed to shareholders prior to the Meeting.

Item 1:  Election of Directors

On a vote by a show of hands, each of the ten nominees listed in the Circular was elected as a director of the Corporation for the ensuing year or until his or her successor is elected or appointed. Based on proxies received prior to the Meeting, each director received the following favourable votes cast by proxy in respect of his or her election:

Director	Number of Favourable Votes Cast by Proxy	Percentage of Favourable Votes Cast by Proxy
David Garofalo	189,463,233	99.37%
Igor A. Gonzales	189,474,711	99.37%
Tom A. Goodman	189,522,353	99.40%
Alan R. Hibben	188,267,914	98.74%
W. Warren Holmes	187,034,958	98.09%
Sarah B. Kavanagh	188,227,894	98.72%
Carin S. Knickel	189,467,397	99.37%
Alan J. Lenczner	188,190,403	98.70%
Kenneth G. Stowe	189,511,885	99.39%
Michael T. Waites	189,510,776	99.39%

Item 2:  Appointment of Auditor

On a vote by a show of hands, Deloitte LLP was appointed auditor of the Corporation and the directors were authorized, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.  Based on proxies received prior to the Meeting, management received proxies in favour of the appointment of Deloitte LLP as auditor from the holders of 192,740,609 shares, representing approximately 99.26% of the shares represented by proxy at the Meeting and voted on the matter.

Item 3:  Approval of Share Issuance

On a vote by a show of hands, the resolution to authorize the issuance of up to 22,625,232 common shares upon the exercise of outstanding warrants to purchase common shares, pursuant to the terms of the warrant indenture between the Corporation and Equity Financial Trust, as warrant agent, dated July 15, 2014, which warrants were issued by the Corporation as partial consideration in connection with the acquisition of Augusta Resource Corporation last year, was approved. Based on proxies received prior to the Meeting, management received proxies in favour of the resolution from the holders of 189,141,228 shares, representing approximately 99.20% of the shares represented by proxy at the Meeting and voted on the matter.

Date:  May 22, 2015

HUDBAY MINERALS INC.

(signed) Patrick Donnelly
Name:	Patrick Donnelly
Title:	Vice President, General Counsel and Corporate Secretary